SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. __)1/


                      Imperial Credit Industries, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
                       (Title of Class of Securities)


                                 452729106
-------------------------------------------------------------------------------
                               (CUSIP Number)


                              David S. Richter
                     Waveland Capital Management, L.P.
                           227 West Monroe Street
                                 Suite 4800
                          Chicago, Illinois 60606
                               (312) 739-2138
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 19, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:452729-10-6                                   13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         PN

                                                           Page 2 of 14 Pages

CUSIP NO.:452729-10-6                                   13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Capital Management, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         PN

                                                           Page 3 of 14 Pages

 CUSIP NO.: 452729-10-6                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                        Clincher Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         CO

                                                           Page 4 of 14 Pages

 CUSIP NO.: 452729-10-6                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Capital Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         OO

                                                           Page 5 of 14 Pages

CUSIP NO.: 452729-10-6                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         OO

                                                           Page 6 of 14 Pages

CUSIP NO.: 452729-10-6                                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        Waveland International, Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

3        SEC USE ONLY

4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Illinois

                  7        SOLE VOTING POWER


NUMBER OF         8        SHARED VOTING POWER
SHARES                              2,829,732
BENEFICIALLY
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON
                 10       SHARED DISPOSITIVE POWER
                                    2,829,732

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,829,732 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.55%

14       TYPE OF REPORTING PERSON
         OO

                                                           Page 7 of 14 Pages

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, no par value ("Common Stock"), of Imperial Credit Industries, Inc., a California corporation (the "Issuer") with its principal executive office located at 23550 Hawthorne Blvd., Building 1, Suite 110, Torrance, California 90505.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois Corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

         The reporting persons have their principal offices at 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland's principal business is as the majority-owner of Waveland International. Waveland LLC's principal business is as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

         (a)--(c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 227 W. Monroe Street, Suite 4800, Chicago, Illinois 60606.

Name                           Principal Occupation or Employment
----                           ----------------------------------

David S. Richter      Director, President, Secretary and Treasurer, Clincher
                      Capital Corporation, the general partner of Waveland
                      Capital Management, L.P., the general partner of Waveland
                      Capital Management, LLC; Director, Waveland Partners,
                      Ltd., Director Waveland International, Ltd.


                                                          Page 8 of 14 Pages

Stephen J. Malkin     Director and Chairman of the Board, Clincher Capital
                      Corporation, the general partner of Waveland Capital
                      Management, L.P.  the general partner of Waveland
                      Partners, L.P.; Manager, Waveland Capital Management,
                      LLC.

Michael J. Sacks      Director and Chief Executive Officer, Clincher Capital
                      Corporation, the general partner of Waveland Capital
                      Management, L.P. the general partner of Waveland
                      Partners, L.P.; Manager, Waveland Capital Management,
                      LLC.

Paul A. Meister       Vice President and Assistant Secretary, Clincher Capital
                      Corporation, the general partner of Waveland Capital
                      Management, L.P., the general partner of Waveland
                      Partners, L.P.; Manager, Waveland Capital Management,
                      LLC; Director, Waveland Partners, Ltd.; Director,
                      Waveland International, Ltd.

Julie Tostevin        Director, Waveland Partners, Ltd.; Director, Waveland
                      International, Ltd.

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland International is the source of funds used in making purchases of Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisition of Common Stock reported herein is for investment purposes. The reporting persons routinely monitor the performance of their investments, including their investment in the Issuer. In this connection, the reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other


                                                         Page 9 of 14 Pages
relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. In the interest of maximizing shareholder value, the reporting persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, acquisitions or dispositions of one or more businesses, business combinations involving the Issuer, changes in the board of directors or management of the Issuer, changes in the Issuer's capitalization, actions respecting anti-takeover measures, or changes in the Issuer's compensation or dividend policies. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International has acquired 2,829,732 shares of Common Stock representing approximately 8.55% of the shares of Common Stock outstanding as of April 30, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland
International.

         (c) In the past 60 days, Waveland effected the following open market purchases of Common Stock:



                             Number of
                             Shares of
                             Common              Average
                             Stock                Price
             Date            Acquired           Per Share
             ----           -----------        -----------
          04/14/00          100,000.00          $ 3.7916

          04/18/00           60,000.00          $ 3.8323

          04/19/00           10,000.00          $ 3.8478

          04/20/00           30,000.00          $ 3.7396

          04/20/00           20,000.00          $ 3.6250
          ------------------------------------------------

                                                        Page 10 of 14 Pages

                                     Number of
                                     Shares of
                                     Common              Average
                                     Stock                Price
                 Date                Acquired           Per Share
                 ----               -----------        -----------

              04/24/00                60,000.00          $ 3.5973

              04/25/00                60,000.00          $ 3.3724

              04/25/00                   750.00          $ 3.4375

              04/26/00                 4,000.00          $ 3.6563

              04/26/00                 2,000.00          $ 3.7500

              04/26/00                25,000.00          $ 3.6875

              04/27/00                 2,500.00          $ 3.5875

              04/28/00                10,000.00          $ 3.6188

              04/28/00                 3,200.00          $ 3.9141

              05/08/00                 5,400.00          $ 3.6921

              05/09/00                 1,000.00          $ 3.6875

              05/15/00                20,000.00          $ 3.8563

              05/15/00                 1,000.00          $ 3.9688

              05/16/00                 1,000.00          $ 3.8125

              05/16/00                10,000.00          $ 3.8444

              05/17/00                 4,600.00          $ 3.7982

              05/19/00                 6,400.00          $ 3.6470

              05/19/00                 5,000.00          $ 3.6562

              05/26/00                 3,000.00          $ 3.3125

              05/30/00                40,000.00          $ 3.3455

              05/31/00                17,000.00          $ 3.5625

              06/02/00                20,000.00          $ 3.5906

              06/05/00                20,000.00          $ 3.6484


                                                          Page 11 of 14 Pages

                                    Number of
                                    Shares of
                                    Common              Average
                                    Stock                Price
                 Date               Acquired           Per Share
                 ----              -----------        -----------

               06/06/00            10,000.00          $ 3,7500

               06/07/00            25,000.00          $ 3.6350

               06/08/00            25,000.00          $ 3.6411

               06/09/00            10,000.00          $ 3.7000

               06/09/00             2,000.00          $ 3.6875

               06/12/00            20,000.00          $ 3.7109



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description
-------           -----------

99.1              Joint Filing Agreement

                                                        Page 12 of 14 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2000

                                   WAVELAND PARTNERS, L.P.
                                   By: Waveland Capital Management, L.P.
                                       Its: General Partner
                                       By:  Clincher Capital Corporation
                                            Its: General Partner

                                             By: /s/ David S. Richter
                                                 ------------------------
                                                 David S. Richter, President

                                   WAVELAND CAPITAL MANAGEMENT, L.P.
                                   By: Clincher Capital Corporation
                                       Its: General Partner

                                            By: /s/ David S. Richter
                                                ------------------------
                                                David S. Richter, President

                                   CLINCHER CAPITAL CORPORATION


                                    By: /s/ David S. Richter
                                        ------------------------
                                        David S. Richter, President


                                   WAVELAND CAPITAL MANAGEMENT, LLC


                                   By: /s/ David S. Richter
                                       ------------------------
                                       David S. Richter, Manager



                                   WAVELAND PARTNERS, LTD.


                                   By: /s/ David S. Richter
                                       ------------------------
                                       David S. Richter, Director



                                   WAVELAND INTERNATIONAL, LTD.


                                   By: /s/ David S. Richter
                                       -------------------------
                                       David S. Richter, Director


                                                         Page 13 of 14 Pages